June 25, 2009
Nudrat Salik
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-4631

RE:	Form 10-K for the fiscal year ended December 28, 2008 Form 10-Q for the period ended March 29, 2009 Form 8-K filed on May 5, 2009 Schedule 14A filed on March 30, 2009 File No. 1-14260
Dear Ms Salik,
The GEO Group, Inc. (“GEO”), hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as set forth in the letter dated June 11, 2009 (the “Letter”), with respect to GEO’s filings as listed above.
The Company’s management respectfully requests that the Company be permitted to make any necessary changes in future filings beginning with the Form 10-Q for the fiscal quarter and year to date periods ended June 28, 2009, as outlined in the Staff’s comment in item 1. below. Please note that for your convenience we have recited each comment included in the Staff’s letter and provided GEO’s response below.
In accordance with your letter dated June 11, 2009, the Company and its management acknowledge responsibility for the adequacy and accuracy of the disclosure in any Company filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2009
     General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

As indicated in the responses below, the Company (also referred to below as “GEO”) will make revisions to its future filings, including interim filings as applicable.

     Risk Factors, page 20
2.	Please delete the last two sentences in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

The Company has disclosed all material risks of which it is aware in Item 1A of its Annual Report on Form 10-K. In future filings, GEO will remove reference to risks that are not deemed material.
     Legal Proceedings, page 34
3.	Please provide the information required by Item 103 of Regulation S-K. Specifically, please provide the name of the court hearing the Australian property damage claim and please provide the relief sought in the Mayes v. The GEO Group case in the U.S. District Court for the Northern District of Florida, Panama City Division.

In future filings, the disclosures will be revised to provide the information required by Item 103 of Regulation S-K. The specific disclosures referred to in your letter will be revised as follows:
In June 2004, we received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that our Australian subsidiary formerly operated. The claim (No. SC 656 of 2006 to be heard by The Supreme Court of the Australia Capital Territory) relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In August 2007, legal proceedings in this matter were formally commenced when we were served with notice of a complaint filed against us by the Commonwealth of Australia seeking damages of up to approximately AUD 18.0 million or $12.3 million, plus interest. We believe that we have several defenses to the allegations underlying the litigation and the amounts sought and intend to vigorously defend our rights with respect to this matter. Although the outcome of this matter cannot be predicted with certainty, based on information known to date and our preliminary review of the claim, we believe that, if settled unfavorably, this matter could have a material adverse effect on our financial condition, results of operations and cash flows. We are uninsured for any damages or costs that we may incur as a result of this claim, including the expenses of defending the claim. We have established a reserve based on our estimate of the most probable loss based on the facts and circumstances known to date and the advice of our legal counsel in connection with this matter.
On October 23, 2008, a wage and hour claim seeking potential class action certification was served against us. The case is styled Mayes v. The GEO Group Inc. (Civil Action No. 08-0248) and it is pending in the U.S. District Court for the Northern District of Florida, Panama City Division. The plaintiffs in this case have alleged that we violated the Fair Labor Standards Act by failing to pay certain employees for work performed before and after their scheduled shifts. The plaintiffs seek relief in this case for these allegedly unpaid wages in an unspecified amount in excess of $50,000. We are in the early stages of evaluating this claim but have preliminarily denied the plaintiffs’ assertions. Nevertheless, if resolved unfavorably, this matter could have a material adverse effect on our financial condition, results of operations and cash flows.
     Critical Accounting Policies, page 41
     General
4.	You have identified income taxes and stock-based compensation expense as critical accounting policies. It is unclear how the disclosures you have provided adequately explain to investors the uncertainties involved in your application of your stated accounting policies. Please expand your discussion of these critical accounting policies to address the following areas:
•	Types of assumptions underlying the most significant and subjective estimates:

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described:

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

•	A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain the effect; and

•	A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance. Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.
Stock-based compensation

The Company’s management performed a sensitivity analysis using changes in the expected term and expected volatility that could be reasonably possible in the near term. Assuming a six-month increase or decrease in the expected term or a 500-basis point increase or decrease in expected volatility, the value of a newly granted hypothetical stock option would increase (decrease) by the following percentages:

	Increase	Decrease
Expected term	5.7%	(6.1)%
Expected volatility	9.4%	(9.6)%
The Company’s stock-based compensation for its fiscal years ended 2008 and 2007 was $1.5 million and $0.9 million, respectively, representing less than 0.5% of operating expenses. A significant change in key assumptions as suggested above would not have a material impact on the Company’s financial condition or results of operations.
As a result of our analysis, the Company carefully reconsidered this accounting policy. Upon reconsideration, GEO determined its accounting policy for stock-based compensation expense is not significant enough to be included as a Critical Accounting Policy within the meaning of Interpretive Release No. 33-8350. While the estimates used to calculate the fair value of stock-based compensation involve subjectivity and judgment, this expense has not had, and is not expected to have in the future, a material impact on the Company’s financial condition and operating performance. As such, GEO will not include this in Critical Accounting Policies for its future filings.

Income taxes

The Company’s most significant estimate relates to its deferred tax assets. The realization of this benefit is dependent upon the Company’s ability to generate earnings in the future. The Company’s management considers this assumption to be highly probable. With regards to income taxes, the Company will revise its critical accounting estimates in future filings as follows:
Income Taxes
We account for income taxes in accordance with Statement of Financial Accounting Standard No. 109, or FAS 109, Accounting for Income Taxes, as clarified by FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). Under this method, deferred income taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of enacted tax laws. Significant judgments are required to determine the consolidated provision for income taxes. Deferred income tax provisions and benefits are based on changes to the assets or liabilities from year to year. Realization of our deferred tax assets is dependent upon many factors such as tax regulations applicable to the jurisdictions in which we operate, estimates of future taxable income and the character of such taxable income. Based on our estimate of future earnings and our favorable earnings history, management currently expects full realization of the deferred tax assets net of any recorded valuation allowances. Additionally, judgment must be made as to certain tax positions which may not be fully sustained upon review by tax authorities. If actual circumstances differ from our assumptions, adjustments to the carrying value of deferred tax assets or liabilities may be required which may result in an adverse impact on the results of our operations and our effective tax rate. Valuation allowances are recorded related to deferred tax assets based on the “more likely than not” criteria of FAS No. 109. Management has not made any significant changes to the way we account for our deferred tax assets and liabilities in any year presented in the consolidated financial statements. To the extent that the provision for income taxes increases/ decreases by 1% of income before income taxes, equity in earnings of affiliate and discontinued operations, consolidated income from continuing operations would have decreased/ increased by $0.9 million, $0.6 million and $0.4 million respectively for the years ended December 28, 2008, December 30, 2007 and December 31, 2006.

Revenue Recognition, page 41

5.	Please disclose the nature of the delivered and undelivered elements in your discussion of multiple element arrangements.

In addition to the provision of management services to clients, under certain contracts, the Company also develops new facilities for its customers. In the instances where the Company provides design, construction and development services (“project development services”) to its governmental clients, the elements of the deliverables are recognized separately. GEO will clarify its disclosure to specify the nature of the elements of these contracts as follows:
When evaluating multiple element arrangements for certain contracts where we provide project development services to our clients in addition to standard management services, we follow the provisions of Emerging Issues Task Force (EITF) Issue 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). EITF 00-21 provides guidance on determining if separate contracts should be evaluated as a single arrangement and if an arrangement involves a single unit of accounting or separate units of accounting and if the arrangement is determined to have separate units, how to allocate amounts received in the arrangement for revenue recognition purposes. In instances where we provide these project development services and subsequent management services, generally, the arrangement results in no delivered elements at the onset of the agreement. The elements are delivered over the contract period as the project development and management services are performed. Project development services are not provided separately to a customer without a management contract and therefore, the value of the project development deliverable, is determined using the residual method.
     Reserves for Insurance Losses, page 42
6.	Since your insurance policies generally have high deductible amounts, losses are recorded when reported and a further provision is made to cover losses incurred but not reported. Loss reserves are undiscounted and are computed based on independent actuarial studies. Please address the following:
•	Please expand your discussion of the significant estimates and assumptions used to determine the provision to record losses incurred but not reported. Please discuss how sensitive the provision is to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	You state that the nature of your business exposes you to various types of third-party legal claims, including, but not limited to, civil rights claims relating to conditions of confinement and/or mistreatment, sexual misconduct claims brought by prisoners or detainees, medical malpractice claims, claims relating to employment matters, property loss claims, environmental claims, automobile liability claims, contractual claims and claims for personal injury or other damages resulting from contact with our facilities, programs, personnel or prisoners, including damages arising from a prisoner’s escape or from a disturbance or riot at a facility. In addition, your management contracts generally require you to indemnify the governmental agency against any damages to which the governmental agency may be subject in connection with such claims or litigation. In light of the above, please tell us what consideration you gave to providing the disclosures referred to in question 3 of SAB Topic 5-Y for each significant category of claims. These disclosures could include the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim; and

•	Please disclose whether or not you have excess loss insurance and, if so, the amounts at which this insurance coverage begins.
In order to address the comments in the 1st bullet point regarding expanded disclosure of significant estimates and assumptions, in future filings, the Company will replace the last paragraph in the discussion of critical accounting policies (and revise other parts of Company filings as applicable) related to insurance reserves as follows:
The most significant of our insurance reserves relates to workers’ compensation and general liability claims. These reserves are undiscounted and were $25.5 million and $23.5 million as of December 28, 2008 and December 30, 2007, respectively. We use statistical and actuarial methods to estimate amounts for claims that have been reported but not paid and claims incurred but not reported. In applying these methods and assessing their results, we consider such factors as historical frequency and severity of claims at each of our facilities, claim development, payment patterns and changes in the nature of our business, among other factors. Such factors are analyzed for each of our business segments. Our estimates may be impacted by such factors as increases in the market price for medical services and unpredictability of the size of jury awards. We also may experience variability between our estimates and the actual settlement due to limitations inherent in the estimation process, including our ability to estimate costs of processing and settling claims in a timely manner as well as our ability to accurately estimate our exposure at the onset of a claim. Because we have high deductible insurance policies, the amount of our insurance expense is dependent on our ability to control our claims experience. If actual losses related to insurance claims significantly differ from our estimates, our financial condition, results of operations and cash flows could be materially impacted.
Regarding the 2nd bullet point which is not addressed by the revision in the disclosure above, the Company’s management has considered disclosing the number of claims pending at each balance sheet date, number of claims filed, dismissed, settled or otherwise resolved for each period presented and the average settlement amount per claim and determined that the Company does not believe that it has a large number of small claims that would reasonably be grouped together. The majority of claims relate to general liability claims and workers’ compensation claims that are evaluated on a case by case basis with no identifiable trends or direct relationships. Should any of these claims become significant or expose the Company to additional risks, management will consider additional disclosure in future filings (as we have done in the De La Rosa case).

With regard to the 3rd bullet point, management would like to refer the Staff to the second paragraph in the critical accounting policy for insurance losses that discusses the Company’s excess loss insurance and the amounts at which this coverage begins.

Management intends to modify this current disclosure (and revise other parts of Company filings as applicable) as follows:
We currently maintain a general liability policy and excess liability coverage policy for all U.S. corrections operations with limits of $62.0 million per occurrence and in the aggregate, including a specific loss limit for medical professional liability of $35.0 million. Our wholly owned subsidiary, GEO Care, Inc., is separately insured for general liability and medical professional liability with a specific loss limit of $35.0 million per occurrence and in the aggregate. We are liable for any claims that may arise in excess of these limits. For most casualty insurance policies, we carry substantial deductibles or self-insured retentions — $3.0 million per occurrence for general liability and hospital professional liability, $2.0 million per occurrence for workers’ compensation and $1.0 million per occurrence for automobile liability. We also maintain insurance to cover property and other casualty risks including, workers’ compensation, medical malpractice, environmental liability and automobile liability. Our Australian subsidiary is required to carry tail insurance on a general liability policy providing an extended reporting period through 2011 related to a discontinued contract. We also carry various types of insurance with respect to its operations in South Africa, United Kingdom and Australia. There can be no assurance that our insurance coverage will be adequate to cover all claims to which we may be exposed.
Property and Equipment, page 43
7.	You state that determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. You discuss events and circumstances that would trigger an impairment assessment. You specifically discuss the termination of contracts with Delaware County, Pennsylvania and the State of Idaho, the closure of your transportation division in the United Kingdom, and the termination of your contract to manage the Tri-County Justice and Detention center. We assume these events triggered an impairment assessment. Please clarify in your disclosures. Please also expand your critical accounting policy to provide additional insight on how you perform your impairment analysis of long-lived assets under SFAS 144. Please consider including the following:
•	Please disclose how you group your assets for purposes of considering whether an impairment exists. Refer to paragraph 4 of SFAS 144:

•	Please expand your discussion of the significant estimates and assumptions used to determine estimated future cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and whether certain estimates and assumptions are more subjective than others; and

•	For any asset groups for which the carrying value was close to the fair value, please consider disclosing the carrying value of the asset groups.
The Company’s management performs the analysis for impairment at the facility level. In the case of a facility for which GEO has a management contract only, (i.e., the facility is not owned by GEO) the impairment analysis normally involves immaterial amounts of property and equipment rather than significant items such as buildings. The contracts discussed above involve facilities that are not owned by GEO and as a result of these contract terminations, the Company recorded minimal impairment losses (approximately $1.5 million, net of income taxes and the goodwill write off of $2.3 million associated with the United Kingdom as disclosed in Note 8). The loss of $1.5 million was not separately disclosed in the Company’s financial statements because management concluded this amount was not material to the Company’s financial condition, results of operations or cash flows. There were no instances where the carrying value of the asset groups was close to the fair value.

In order to provide financial statement users with additional insight on how the Company performs its impairment analysis of long-lived assets under FAS 144, the disclosure will include the following clarifications:
Property and Equipment

We review long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable in accordance with FAS 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. If a long-lived asset is part of a group that includes other assets, the unit of accounting for the long-lived asset is its group. Generally, we group our assets by facility for the purposes of considering whether any impairment exists. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or asset group and its eventual disposition. When considering the future cash flows of a facility, we make assumptions based on historical experience with our customers, terminal growth rates and weighted average cost of capital. While these estimates do not generally have a material impact on the impairment charges associated with managed-only facilities, the sensitivity increases significantly when considering the impairment on facilities that are either owned or leased by us. Events that would trigger an impairment assessment include deterioration of profits for a business segment that has long-lived assets, or when other changes occur that might impair recovery of long-lived assets such as the termination of a management contract. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the fair value of the asset.
Financial Statements
Consolidated Statements of Cash Flows. Page 72
8.	Please revise your reconciliation to net cash provided by operating activities to begin with net income instead of income from continuing operations. Refer to paragraphs 28 and 29 of SFAS 95.

In future filings, the consolidated statement of cash flows will include a reconciliation of net income to cash provided by operating activities in accordance with paragraphs 28 and 29 of FAS 95.

Notes to the Consolidated Financial Statements
Note 1. Summary of Business Operations and Significant Accounting Policies, page 74
General
9.	Please disclose your accounting policy related to pre-contract costs on both governmental and non-governmental contracts. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment.

The majority of the Company’s pre-contract costs relate to potential construction projects for GEO owned facilities marketed to the federal, state and local governments (the Company’s customers are all governmental). The nature of these costs relates to land improvements and other capital outlay and as such, these expenditures are capitalized and depreciated, as necessary. For unsuccessful projects, the Company’s policy is to expense costs that are deemed to have no future benefit in the period that management determines the Company will not be awarded the contract. These costs have historically not been material and management has no reason to believe that they will become material in the future. As such, this policy has not been disclosed.
Variable Interest Entities, page 77
10.	You state that you determined that you were not the primary beneficiary of SACS since you do not have control of SACS. We remind you that paragraph 14 of FIN 46(R) states that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both. Please revise your disclosure as necessary to state what consideration you gave to paragraph 14 in determining you are not the primary beneficiary.

The Company’s future filings will include the following disclosure to clarify management’s considerations with regards to the consolidation of SACS:
The Company’s management has reviewed SACS, a variable interest entity, for consolidation in accordance with FIN 46(R) and has determined that the Company is not the primary beneficiary of SACS since it does not absorb a majority of the entity’s expected losses nor does it receive a majority of the entity’s expected returns. Additionally, the Company does not have the ability to exercise significant influence over SACS. As such, this entity is not consolidated.
Revenue Recognition, page 78
11.	In your Form 8-K filed on May 5, 2009, you refer to pass-through construction revenues. Please disclose your consideration of SOP 81-1 in determining whether to report these amounts on a gross or net basis in revenues.

The Company currently refers to construction revenues as “pass-thru” revenues in its Press Releases and other SEC filings. However, management has concluded the term “pass thru” may be confusing since the term “pass thru” is generally used to describe revenue recognized on a net basis. As such, in future filings, these revenues will be referred to as “construction revenues”. Also in future filings, the Company’s revenue recognition policy on page 78 will include a discussion of the criteria management uses to determine the appropriateness of reporting these amounts on a gross basis in accordance with paragraph 59 of SOP 81-1 as follows:
GEO has contracts with certain customers to perform construction and design services for various facilities. In these instances, the Company acts as the primary developer and sub contracts with bonded National and/or Regional Design Build Contractors. As the primary contractor, GEO is subject to various risks associated with construction including risk of loss on cost overruns. Accordingly, the Company records its revenue on a gross basis in accordance with SOP 81-1. The related cost of construction activities is included in Operating Expenses.
Note 3. Discontinued Operations, page 87
12.	Please disclose at what point you classify the operating results of a facility in discontinued operations. Specifically, please disclose whether it is at the time it is agreed to terminate a contract or whether it is at the time the termination is effective. For example, on November 7, 2008, you announced the receipt of notice for the discontinuation of your contract with the State of Idaho, Department of Correction, which is effective January 5, 2009. Please clarify whether you reflected the operating results of this facility in discontinued operations as of November 7, 2008 or January 5, 2009, and how you determined this was appropriate based on paragraph 43 of SFAS 144.

The operating results of the Company’s contract with the State of Idaho, Department of Corrections (“IDOC”) were included in discontinued operations for fiscal 2008. The Company reviewed paragraph 43 of SFAS 144 and believes that the presentation of discontinued operations for fiscal 2008 was appropriate in this circumstance since all continuing cash flows from IDOC terminated in January 2009. As further discussed below, an operation is generally discontinued at the announcement date as typically all continuing cash flows will cease within three to six months after that date.

In order to clarify its treatment with regards to the timing of reporting of discontinued operations in its consolidated financial statements, the Company will include the following revisions to its disclosures of discontinued operations in future filings:
Note 3. Discontinued Operations

Under the provisions of FAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the termination of any of the Company’s management contracts by expiration or otherwise, may result in the classification of the operating results of such facility, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified, and so long as the Company does not have any significant continuing involvement in the operations of the component after the disposal or termination transaction. Historically, the Company has classified operations as discontinued in the period they are announced as normally all continuing cash flows cease within three to six months of that date. As of and during the fiscal years ended December 28, 2008, December 30, 2007 and December 31, 2006, the Company discontinued operations at certain of its domestic and international subsidiaries. The results of operations, net of taxes, and the assets and liabilities of these operations, each as further described below, have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with FAS 144 for the fiscal years ended 2008, 2007, and 2006. Assets, primarily consisting of accounts receivable, and liabilities have been presented separately in the accompanying consolidated balance sheets for all periods presented.
Note 11. Debt, page 93
13.	We note the disclosures provided related to the covenants contained in the senior credit facility. If any other debt agreements contain covenants, please disclose in a similar manner the specific terms of any material debt covenants. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios, which you have disclosed for the senior credit facility, as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections 1.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

There are no material debt agreements that contain covenants other than the Senior Credit Facility and the indenture governing the 8 1/4% Notes (the “Notes”). All material terms under these agreements have been disclosed on pages 93 through 96 of the Company’s most recent Form 10-K (please also refer to modifications to future filings as discussed in this response below). The Company was in compliance with all of its covenants as of the fiscal years 2008, 2007 and for interim periods therein as well as the quarter ended March 29, 2009. The Company does not believe it will be in default of these covenants in the foreseeable future. The Company’s management will continue to assess the likelihood of non-compliance each reporting period and will consider disclosures of actual covenant calculations compared to the minimum/maximum ratios as permitted under the financial covenants, as appropriate.

Senior Credit Facility

With regards to a cross default provision, please refer to the disclosures on pages 56 and 96 for the discussion of events of default which includes cross default to certain other indebtedness. Management would also like to refer the staff to page 22 of the Form 10-K. In the last two sentences on the bottom of that page, management has disclosed the possible acceleration of the Company’s debt in the event of default. The Company does not have a similar disclosure in the Notes to the Consolidated Financial Statements and as such, will include the following disclosure therein:

The Company’s failure to comply with any of the covenants under its Senior Credit Facility could cause an event of default under such documents and result in an acceleration of all of outstanding senior secured indebtedness.
8 1/4% Notes

The 8 1/4% Notes contain no cross-default provisions other than the failure of payment at final maturity of indebtedness. The Notes contain an acceleration clause whereby the debt becomes payable if the Company is not paying its debt obligations or if the Company seeks relief from its creditors in bankruptcy court. The Company’s disclosure with regards to acceleration is included on page 22. This disclosure was not carried forward to the Notes to the Consolidated Financial Statements. There are no other financial covenants to disclose for the Notes and the footnotes currently contain a description of the general covenants. The Company will include the following additional disclosure in the footnotes:
The Company’s failure to comply with certain of the covenants under the indenture governing the Notes could cause an event of default of any indebtedness and result in an acceleration of such indebtedness. In addition, there is a cross-default provision which becomes enforceable upon failure of payment of indebtedness at final maturity.
14.	Your disclosures on page 56 state that the senior 8 1/4% notes and senior credit facility impose significant operating and financial restrictions which may adversely affect your ability to operate your business. Please disclose the nature of these restrictions.

The 2nd paragraph of the current disclosure for our Senior 8 1/4% Notes on page 56 will be replaced as follows:
The Indenture contains covenants that, among other things, limit our ability to incur additional indebtedness, pay dividends or distributions on our common stock, repurchase our common stock, and prepay subordinated indebtedness. The Indenture also limits our ability to issue preferred stock, make certain types of investments, merge or consolidate with another company, guarantee other indebtedness, create liens and transfer and sell assets. We believe we were in compliance with all of the covenants of the Indenture governing the Notes as of December 28, 2008.
As this disclosure relates to the Senior Credit Facility, please note that the disclosure on page 56 of the Company’s most recent
Form 10-K includes the general covenants and restrictions management has determined to be material. The Company’s management believes that this disclosure is adequate. It currently reads as follows: “In addition, the Senior Credit Facility contains certain customary representations and warranties, and certain customary covenants that restrict our ability to be party to certain transactions, as further specified in the Credit Agreement. Events of default under the Senior Credit Facility include, but are not limited to, (i) our failure to pay principal or interest when due, (ii) our material breach of any representation or warranty, (iii) covenant defaults, (iv) bankruptcy, (v) cross default to certain other indebtedness, (vi) unsatisfied final judgments over a specified threshold, (vii) material environmental state of claims which are asserted against us, and (viii) a change of control. We believe we were in compliance with all of the covenants in the Senior Credit Facility as of December 28, 2008.”

Note 12. Commitments and Contingencies
Litigation, Claims, and Assessments, page 99
15.	Please provide the disclosures required by paragraphs 9 and 10 of SFAS 5 for each significant matter, which should include the amounts accrued as well as any additional losses which are reasonably possible to be incurred. For example, in regards to the third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that your Australian subsidiary formerly operated, you state that you established a reserve based on your estimate of the most probable loss. Please disclose the amount of the reserve as well as any additional losses which are reasonably possible to be incurred.

The Company has considered the guidance in paragraphs 9 and 10 of SFAS 5 which suggest disclosure of the reserve for each case if the amount may be necessary for the financial statements to not be misleading. The Company has outlined a summary of its position on these matters below.

Comcover litigation

In regards to the third-party claim for property damage incurred during 2001 and 2002 at several detention facilities operated by its Australian subsidiary, the Company has revised its disclosure as follows to clarify that there could be a material adverse impact on its financial condition, results of operations and cash flows should this case be settled unfavorably:
In June 2004, the Company received notice of a third-party claim for property damage incurred during 2001 and 2002 at several detention facilities that its Australian subsidiary formerly operated. The claim relates to property damage caused by detainees at the detention facilities. The notice was given by the Australian government’s insurance provider and did not specify the amount of damages being sought. In August 2007, legal proceedings in this matter were formally commenced when the Company was served with notice of a complaint filed against it by the Commonwealth of Australia seeking damages of up to approximately AUD 18.0 million or $12.3 million, plus interest. The Company believes that it has several defenses to the allegations underlying the litigation and the amounts sought and intends to vigorously defend its rights with respect to this matter. The Company has established a reserve based on its estimate of the most probable loss based on the facts and circumstances known to date and the advice of legal counsel in connection with this matter. Although the outcome of this matter cannot be predicted with certainty, based on information known to date and the Company’s preliminary review of the claim and related reserve for loss, the Company believes that, if settled unfavorably, this matter could have a material adverse effect on its financial condition, results of operations and cash flows. The Company is uninsured for any damages or costs that it may incur as a result of this claim, including the expenses of defending the claim.
The Company believes its current disclosure surrounding this case complies with the requirements of paragraphs 9 and 10 of SFAS 5. Moreover, in these circumstances, the Company believes disclosure of the reserve could be potentially harmful to the outcome of the litigation. Based on guidance in SFAS 5, the Company has accrued the most probable amount of its exposure based on the findings to date which can be summarized in chronological order as follows:
June 2004
•	Initial notice of the potential claim against the Company’s subsidiary for the property damages at 6 facilities. At this time, there was no specification of damages sought by the plaintiff;

•	At that time, the Company’s management established a reserve for an amount representing its estimate of the most probable loss;
August 2007 – The Commonwealth of Australia (the “Commonwealth”) filed a lawsuit seeking damages of up to AUD 18.0 million. The Company’s management reevaluated the reserve and determined it still represented the most probable loss;
Since August 2007 – There has been no significant case activity on the part of the Commonwealth.
Other litigation

The remaining litigation disclosed for which there is no specification of the Company’s reserve include two cases for which the potential damages are unspecified at this time. The Company believes that the circumstances of these disclosed cases have not matured to a degree of certainty which would suggest disclosure of management’s best estimate of the recorded reserve pursuant to paragraphs 9 and 10 of SFAS 5. Further, particularly since management has determined that disclosure is not required under SFAS 5 in these circumstances, it is the opinion of the management and of outside counsel that the disclosure of these amounts may have a negative impact on the settlement of these cases and expose the Company and its shareholders to unnecessary risk.

Overall, the Company believes the current disclosures in Note 12 adequately inform its investors of material risk to the Company’s financial condition, results of operations and cash flows, and that no further disclosure is necessary for the financial statements not to be misleading. The Company will consider additional disclosure of recorded reserves if the circumstances of these cases change and management concludes additional disclosure is necessary in order for the financial statements to present fairly the results of the Company’s financial condition, results of operations and cash flows.
FORM 10-Q FOR THE PERIOD ENDED MARCH 29, 2009
     General
16.	Please address the above comment in your interim filings as well.

As indicated in the responses below, the Company’s management will make revisions to future filings, including interim filings as applicable.
Note 9. Noncontrolling Interest in Subsidiary, page 10
17.	In regards to your implementation of SFAS 160, please address the following:

•	Please provide the disclosures required by paragraphs 38(c) and A6 of ARB 51, as amended by SFAS 160; and

•	Please present the amounts of comprehensive income attributable to The GEO Group, Inc. and the noncontrolling interests separately. Refer to paragraphs 38(a) and A5 of ARB 51, as amended by SFAS 160.
The Company did not include the disclosures required under paragraphs 38 (a) and paragraph A5 of ARB 51, as amended by FAS 160, since the amount of other comprehensive income associated with its noncontrolling interest was considered immaterial. The balances for other comprehensive income (loss) related to the noncontrolling interest were ($38,000) and ($130,000) at March 29, 2009 and December 28, 2008, respectively. The Company and its joint venture partner purchased the shares of the third joint venture partner in the third fiscal quarter of 2008. As a result, the Company records only 11.25% as the noncontrolling interest related to its consolidated subsidiary. In the future, should this amount become material, the Company will include the disclosures required by FAS 160 in its consolidated financial statements.
FORM 8-K FILED ON MAY 5, 2009
18.	Given that operating revenues, excluding pass-through construction revenues, exclude amounts that are included in revenues as calculated and presented in accordance with GAAP in your statement of income, please also identify this amount as a non-GAAP financial measure and provide the disclosures required by Item 100(a) of Regulation G for both historical amounts and 2009 projected amounts.

In the future filings and releases of the Company’s period earnings, the Company will revise its reference to these revenues to what it believes is the applicable GAAP financial measure as follows:

“Revenues, excluding construction revenues of $ and $ , respectively increased by $ , from $ to $ ”
SCHEDULE 14A FILED ON MARCH 30, 2009
     Director Identification and Selection, page 14
19.	We note that you have an informal process by which shareholder recommended nominees are considered. However, please disclose whether the considerations and qualifications for such nominees are different than those nominated by the Nominating and Corporate Governance Committee. See item 407(c)(2)(vi) of Regulation S-K.

The Company will disclose in relevant future filings that there are no differences between the considerations and qualifications for director nominees that are recommended by shareholders and director nominees recommended by the Nominating and Corporate Governance Committee.

Executive Compensation, page 17
20.	We note several references to your peer companies. On page 17, it appears that your Compensation Committee, when making decisions regarding 2008 executive compensation, considered the compensation packages at the peer companies Towers Perrin identified in connection with its 2004 review of executive compensation. To the extent your Compensation Committee considers the compensation of peer companies, please identify these companies. See item 402(b)(2)(xiv) of Regulation S-K.

To the extent that the Company’s Compensation Committee considers the compensation of peer companies when making future decisions regarding executive compensation, the Company intends to disclose the identity of such peer companies in future filings.
Executive Compensation, page 19
21.	We note that one of the reasons your Compensation Committee grants awards under your equity compensation plans is to create a more performance-oriented culture. We further note on page 20 that your Compensation Committee takes the overall performance of the company and the individual performances of the grantees, among other factors, into consideration when making equity compensation awards. Therefore, it appears that these awards are based on achievement of certain corporate and/or individual performance goals. Please disclose how your Compensation Committee determines awards under your equity compensation plans. See item 402(b)(1)(v) of Regulation S-K.

To the extent that certain items of your corporate performance and/or the individual executive officer’s contribution to your corporate performance are taken into account when making these awards, please disclose these performance targets, the actual results achieved, and how you evaluated the targets and results to arrive at the award. Please do the same for the goals utilized in awarding annual cash incentive compensation. See item 402(b)(2)(v)-(vii) of Regulation S-K.

The Company’s Compensation Committee does not use objective corporate and/or individual performance goals in determining equity compensation awards. Instead, the Compensation Committee grants equity compensation awards on a subjective basis in its business judgment, after taking into account various factors, including whether there are awards available for granting in any particular fiscal year under the Company’s equity compensation plans, the total number of equity compensation grants outstanding for the Company at any given time as compared to the total number of issued and outstanding shares of common stock at such time, whether an individual has received equity compensation awards in prior years and in what amounts, the overall performance of the Company in terms of revenue and net income after tax during the preceding fiscal year, and the overall performance of the individual during the preceding fiscal year. There are no set formulas or objective criteria used in making such awards and the Company does not have any obligations under any equity compensation plans or otherwise requiring it to grant any such awards.

With respect to annual cash incentive compensation, as discussed in the proxy statement, in the case of the Chief Executive Officer and the President, all such compensation is based entirely on the formula described in the proxy statement which is tied to the

Company’s actual performance in terms of revenue and net income after tax, as compared to budget. For all of the other Named Executive Officers (as defined in the proxy statement), as fully detailed in the proxy statement, such awards consist of two portions. The first and major portion is based on the formula described in the proxy statement which is tied to the Company’s actual performance in terms of revenue and net income after tax, as compared to budget. The second portion is a 50% discretionary bonus which may be granted upon the recommendation of the CEO, in his discretion, subject to the approval of the Compensation Committee. The 50% discretionary bonus is by definition not based on any objective criteria and is based solely on the CEO’s and the Compensation Committee’s judgment. Factors typically considered by the Compensation Committee and the Chief Executive Officer in determining whether to grant the discretionary award include the contribution of the particular individual during the fiscal year and the overall performance of the Company during the fiscal year.

The Company intends to clarify in future relevant filings that it does not set performance targets under the plan in advance, the achievement of which would require payment of the discretionary bonus. As a result, the Company intends to delete the reference to the “achievement [by the individual] of previously agreed upon goals and objectives” as a factor used in determining the 50% discretionary bonus.

The Company intends to disclose in all future relevant filings all information provided in the response to this Comment #21 that may be required under Item 402 of Regulation S-K.
How Each Compensation Element Fits into the Overall Compensation Objectives and Affects Decision Regarding Other Elements, page 21.
22.	We note your statements that the Compensation Committee places particular emphasis on compensation packages available at a comparable group of peer companies and that the Compensation Committee has worked to establish a meaningful group of peer companies. To the extent you engage in benchmarking in the future, please disclose whether you engage in benchmarking of total compensation or any material element of compensation, identifying the benchmark and its components, including component companies. See item 402(b)(2)(xiv) of Regulation S-K. Please also disclose whether the group of peer companies the Compensation Committee has worked to establish is different than the Towers Perrin peer companies.

To the extent that the Compensation Committee engages in benchmarking of total compensation or any other material element of compensation going forward, the Company intends to identify the benchmark and its components, including the relevant component companies. The Compensation Committee’s group of peer companies is substantially the same as the Towers Perrin peer companies, except that the Company acquired Correctional Services Corp. in November 2005. As a result, that company is no longer a peer company.
Summary Compensation Table, page 22
23.	We note your disclosure of Stock Awards and Option Awards in the Summary Compensation Table. Please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or MD&A. See Instruction to Item 402(c)(2)(v) of Regulation S-K.

The Company will include the following sentence as a footnote to the Summary Compensation table in future filings – this footnote will be referenced from the column called “Awards ($)(1)”:
Assumptions used in the calculation of these amounts are described in Note XX to the Company’s audited financial statements for the fiscal year ended January 3, 2010, included in the Company’s Annual Report on Form 10-K that was filed with the SEC on February XX, 2010.
Senior Management Performance Award Plan, page 27
24.	We note your statement that the Compensation Committee has discretion to make all determinations necessary or appropriate under the plan. Please describe this discretion power in more detail as well as any particular exercise of such discretion. See item 402(b)(2)(vi) of Regulation S-K.

The language in the proxy regarding the Compensation Committee’s discretion to make all determinations necessary or appropriate under the Senior Management Performance Award Plan mirrors the language from the plan itself, and is intended to provide the Compensation Committee with the appropriate flexibility to make all interpretations and determinations necessary to administer the plan.

Under the express terms of the plan, the Compensation Committee has the exclusive authority and responsibility to exercise certain delineated particular types of discretion (as further detailed in the plan), as well as to “make all other determinations and take all other actions necessary or desirable for the plan’s administration, including, without limitation, correcting any defect, supplying any omission or reconciling any inconsistency in [the] plan in the manner and to the extent it shall deem necessary to carry [the] plan into effect.” As the terms and administration of the plan are generally straightforward and address most if not all material items relevant to the plan, the Company does not believe that any particular exercise of its discretion under the plan to date has been material to its financial condition, results of operations or cash flows.

25.	Please disclose the performance targets for net income after tax and revenue and the actual results achieved.

The Company intends to disclose in future relevant filings the performance targets for net income after tax and revenue under the plan, and the actual results achieved.

26.	We note that the annual incentive target amounts for the Chief Financial Officer and the other Senior Vice Presidents may be increased up to an additional 50% of the executive’s annual incentive target amount upon recommendation of the Chief Executive Officer subject to the Compensation Committee’s approval. We further note that the Chief Executive Officer and the Compensation Committee will consider the contribution of the particular officer during the fiscal year and the achievement of previously agreed upon goals when determining whether to grant the discretionary award. Please disclose the elements of individual performance and contribution and the previously agreed upon goals and objectives that are taken into account in this decision and how the individual contribution or the achievement of these goals correlates to the amount the annual incentive award is increased.

The 50% discretionary bonus may be granted upon the recommendation of the CEO, in his discretion, subject to the approval of the Compensation Committee. The 50% discretionary bonus is by definition not based on any objective criteria and is based solely on the CEO’s and the Compensation Committee’s judgment. Factors typically considered by the Compensation Committee and the Chief Executive Officer in determining whether to grant the discretionary award include the contribution of the particular individual during the fiscal year and the overall performance of the Company during the fiscal year. The Company intends to clarify in future relevant filings that it does not set performance targets under the plan in advance, the achievement of which would require payment of the discretionary bonus. As a result, the Company intends to delete the reference to the “achievement [by the individual] of previously agreed upon goals and objectives” as a factor used in determining the 50% discretionary bonus.
     Potential Payments Upon Termination or Change of Control, page 32
27.	Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits such as the multiples of salary and bonus. See item 402(j)(3) of Regulation S-K.

All of the payment and benefit levels that are triggered upon a termination or a change of control for the Named Executive Officers (as defined in the proxy statement) are based on the Compensation Committee’s judgment that such levels are in the best interests of the Company after taking into account a number of factors, including, but not limited to, the market in terms of opportunities and compensation for individuals with abilities and skill sets similar to those of the officer’s, the compensation paid to similarly situated officers at comparable companies, and the officer’s overall value to the Company.
     Directors’ Compensation, page 33
28.	With respect to the equity awards, please clarify in the footnotes the assumptions made in the valuation by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in the management’s discussion and analysis. See the Instruction to item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

The Company will include the following sentence as a footnote to the Directors’ Compensation table in future filings – this footnote will be referenced from the column called “Awards ($), Stock (2)(3)”:
Assumptions used in the calculation of these amounts are described in Note XX to the Company’s audited financial statements for the fiscal year ended January 3, 2010, included in the Company’s Annual Report on Form 10-K that was filed with the SEC on February XX, 2010.

Certain Relationships and Related Party Transactions, page 34
29.	Please describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K. See item 404(b) of Regulation S-K.

The Company’s Audit Committee Charter requires that the Audit Committee review and consider for approval with management any contracts or transactions (i) greater than $100,000 (individually or together in the aggregate if part of a series of related transactions) entered into between the Company and any director, officer or employee of the Company or an affiliate of any such director, officer or employee, other than employment- and compensation-related agreements, and (ii) identified by the SEC in Item 404 of
Regulation S-K.
Thank you for your attention to this matter. Please do not hesitate to contact the undersigned at (561) 999-7401 with any questions or comments you may have on the foregoing.

Very truly yours,
/s/ John G. O’Rourke
John G. O’Rourke
The GEO Group, Inc. Senior Vice President and Chief Financial Officer

cc:	John J. Bulfin Brian R. Evans Jose Gordo (via overnight mail)